Exhibit 99.1

Harry Winston Diamond Corporation Responds to Recent Media Reports

TORONTO, Oct. 18, 2012 /CNW/ - In response to recent media reports, Harry Winston Diamond Corporation (TSX: HW, NYSE: HWD) (the "Company") today announced that while it is the Company's general policy not to comment on market rumours, it confirms that it has received various indications of interest regarding a potential purchase of its luxury brand segment. It is not in active negotiations regarding any such transaction.

The Company does not intend to make any further public announcements regarding this matter unless it concludes that they are warranted by the circumstances or are required by law.

About Harry Winston Diamond Corporation
Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine.  The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Shanghai, Hong Kong, Singapore, Tokyo and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retailing, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

SOURCE: Harry Winston Diamond Corporation

%CIK: 0000841071

For further information:

please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

Contacts:
Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@harrywinston.com
Ms. Laura Kiernan, Director, Investor Relations - (212) 315-7934 or lkiernan@harrywinston.com
Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 17:08e 18-OCT-12